
08002830



CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr
Date: 2008-05-13

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press release	2008-05-13
6 Month Report	2008-05-13

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions



CARL ZEISS MEDITEC

Carl Zeiss Meditec: High growth in Asia and Europe produces substantial increase in revenue in second quarter of 2007/2008; consolidated net income rises by about 35%

Total revenue in first six months grows by 6.1% to EUR 299.4 million (previous year: EUR 282.1 million), Asia/Pacific +26.0%, Europe +21.3% – order intake 13.6% above previous year

(Jena, 13 May 2008) In the first six months of the financial year 2007/2008 (1 October – 31 March 2008) medical technology supplier Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), achieved a 6.1% increase in its consolidated revenue to EUR 299.4 million compared to the same period of the previous year (EUR 282.1 million). A high increase in sales in the "Europe, Middle-East and Africa" and "Asian/Pacific" regions more than compensated for the continued restrained market development in the USA, combined with the effects of exchange rates resulting from the weak US dollar. Following modest growth in the first quarter of the current financial year, 7.8% growth for the second quarter represented a substantial improvement. If compared on a similar basis to the previous year, i.e. adjusted for all acquisitions and assuming a constant exchange rate, like-for-like revenue growth for this period amounts to 9.5%. In the first half year 2007/2008 there was slight increase of 1.8% in EBIT to EUR 33.6 million compared to last year's figure of EUR 33.0 million. The EBIT margin stood at 11.2% compared to 11.7% last year. In the second quarter of 2007/2008 the EBIT margin stood at 12.1%. There has been a substantial improvement in consolidated net income after minority interest. In the first six months of 2007/2008 the latter rose to EUR 24.5 million compared to EUR 19.7 million last year. Despite the increased number of shares overall, earnings per share after minority interest improved by 11.1% from EUR 0.27 to EUR 0.30.

"In the reporting period we made use of the advantages of our worldwide presence and balanced product portfolio in a partly adverse environment," said Ulrich Krauss, President and CEO of the Carl Zeiss Meditec. "In particular, the second quarter results have confirmed the confidence of our customers in our innovations."

Press Release


ZEISS

The "Ophthalmic Systems" strategic business unit accounted for almost half (45.3%) of Carl Zeiss Meditec's consolidated revenue in the first six months of financial year 2007/2008 (previous year: 51.6%). Consolidated revenue in this SBU decreased by 6.8% year-on-year from EUR 145.6 million to EUR 135.7 million, mainly as a consequence of exchange rates. In addition to the trend in exchange rates, this development was severely impacted by the current adverse economic conditions in the USA as the largest regional market. In the "Surgical Ophthalmology" strategic business unit Carl Zeiss Meditec generated consolidated revenue of EUR 38.0 million (previous year: EUR 25.7 million). In addition to the encouraging performance of new products, the revenue increase of 47.8% is partly attributable to the first-time consolidation of Acri.Tec AG. This SBU accounted for 12.7% of the consolidated revenue of Carl Zeiss Meditec (previous year: 9.1%). In the first six months of financial year 2007/2008 the Group generated revenue of EUR 125.7 million (previous year: EUR 110.7 million) in its "Neuro-/ENT Surgery" SBU. The "Neuro-/ENT Surgery" SBU generated a share of 42.0% (previous year: 39.3%) of consolidated revenue.

In the first six months of financial year 2007/2008 the Europe, Middle-East and Africa region (EMEA) was for the first time the strongest contributor to sales. Compared to the previous year (EUR 83.4 million), consolidated revenue in the EMEA rose by 21.3% to EUR 101.2 milion. In addition to the first-time consolidation of Acri.Tec AG, Carl Zeiss Meditec achieved significant revenue in this region with innovative diagnostic systems, surgical microscopes and intraocular lenses. The proportion of consolidated revenue generated by this region showed a year-on-year increase from 29.6% to 33.7%. In the first six months of financial year 2007/2008 consolidated revenue in the "Americas" region, focusing on the United States, decreased by 18.4% to EUR 100.5 million compared to the previous year (EUR 123.0 million), which is to a large extent attributable to the exchange rate trends between the US dollar and the Euro. In addition, continued adverse economic conditions in the USA led to a reluctance to invest. This region's share in consolidated revenue declined year-on-year to 33.6% (previous year: 43.6%). Compared to the previous year, consolidated revenue in the Asia/Pacific region increased by 26.0% to EUR 71.8 million (previous year: EUR 57.0 million). This region was thus responsible for 24.0% (previous year: 20.2%) of the total revenue of Carl Zeiss Meditec. In Germany, Carl Zeiss Meditec generated consolidated revenue of EUR 26.0 million (previous year: EUR 18.7 million) in the first six months of financial year 2007/2008. This increase of 39.2% is not



CARL ZEISS MEDITEC

insubstantially attributable to the first-time inclusion of Acri.Tec AG in Carl Zeiss Meditec's reporting entity. The share of consolidated revenue generated by Germany as a regional market increased to 8.7% (previous year: 6.6%).

The company's equity ratio as of 31 March 2008 stood at 68.4% (30 September 2007: 69.1%). Due to the payment of a regular dividend, special dividend and the acquisition of Acri.Tec, as of 31 March 2008 net cash stood at EUR 177.4 million (30 September 2007: EUR 223.7 million).

As of 31 March 2008 Carl Zeiss Meditec AG employed a worldwide workforce of 2,115 (previous year: 1,922).

"Despite the continued adverse exchange rate relations, we are adhering to our prognosis for the financial year 2007/2008 as a whole, as announced in the first quarter of 2007/2008," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "On the basis of current business and macro-economic data we are thus anticipating consolidated revenue of EUR 600–620 million and an EBIT margin of 11–12%."

Press Release



CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataract, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.


ZEISS

CARL ZEISS MEDITEC

Contact

Patrick Kofler/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 06
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

6 Month Report 2007/2008

As an integrated medical technology solution provider, Carl Zeiss Meditec has pole position in key grow markets.





CARL ZEISS MEDITEC

6 Months 2007/2008 at a glance

Group highlights

- Two-digit revenue growth rates in Asia and Europe
- Order intake in first half-year increased by 13.6 %
- Acri.Tec integration successfully completed by end of April
- Substantially improved return on sales

Business development

(Unless specified otherwise, figures in € '000)

Revenue and net income


■ 6 Months 2007/2008
□ 6 Months 2006/2007
Consolidated revenue (Gross margin)
+6.1 %
299,419 (49.9 %)
282,075 (51.4 %)


EBIT (EBIT margin)
+1.8 %
33,578 (11.2 %)
32,993 (11.7 %)


Consolidated net income after minority interest
(Return on sales after minority interest)
+24.2 %
24,483 (8.2 %)
19,710 (7.0 %)

Key ratios in the balance sheet


■ 31 March 2008
□ 30 September 2007
Equity ratio
-0.7 %-pts
68.4 %
69.1 %


Net working capital
+20.5 %
105,518
87,542


■ 6 Months 2007/2008
□ 6 Months 2006/2007
Return on assets
+1.4 %-pts
7.2 %
5.8 %

Content

This Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Report are requested to inform themselves about how to observe any such restrictions.

Dear Shareholders,
Ladies and Gentlemen,

In the first six months of financial year 2007/2008 Carl Zeiss Meditec AG succeeded in increasing its consolidated revenue by 6.1 % to € 299.4 million compared to the previous year. The difficult US market and adverse trends in exchange rates – in particular between the Euro and the US dollar and Japanese yen – again prevented an even better development of revenue. However, the current adverse market situation in the America region was offset by high increases in revenue in the Europe, Middle East and Africa regions and in the Asia/Pacific region. EBIT in the first half of 2007/2008 are for the main part attributable to our company's strong business performance in the second quarter. EBIT increased slightly by 1.8 % from € 33.0 million in the previous year to € 33.6 million. The EBIT margin stood at 11.2 % compared to 11.7% last year. There has been a substantial improvement in consolidated net income after minority interest. In the first six months of 2007/2008 the latter rose to € 24.5 million compared to € 19.7 million last year. Despite the increase in the average number of outstanding shares from 73.0 million to 81.3 million in the first six months of financial year 2007/2008, earnings per share after minority interest improved from € 0.27 to € 0.30.

For our point of view the performance of Carl Zeiss Meditec in the reporting period was confirmation that we are on the right path to adjusting to an increasingly adverse economic environment. In this respect the continuing confidence of our customers in the ZEISS brand under which we market our products, together with our worldwide presence and extensive product portfolio are proving advantageous. In the past few months we have made a concerted effort to further expand our growth options and consolidate our market position. A milestone in this context was the successful conclusion of the Acri.Tec integration after only seven months. The company, acquired in the past year, has meanwhile become a successful component of Carl Zeiss Meditec.

Despite the fact that the exchange rate trend, in particular between the euro and the US dollar, has continued to deteriorate at the expense of the euro, we are adhering to our forecast for the current financial year as submitted in the first quarter of 2007/2008. Accordingly, on the basis of current business and macro-economic outline data we are anticipating consolidated revenue of € 600–620 million and an EBIT margin of 11–12 %.

Carl Zeiss Meditec AG's Management Board



Ulrich Krauss



Bernd Hirsch



James L. Taylor



Dr. Ludwin Monz

With our new products and focus on innovations we consider ourselves to be well prepared for the more distant future and are striving to further improve the profitability achieved in the past few years.

At this point we would like to thank you for your interest in Carl Zeiss Meditec AG and hope you will continue to place your confidence in us.

Jena, May 2008

Yours sincerely,






Ulrich Krauss President and CEO	Bernd Hirsch Member of the Management Board	Dr. Ludwin Monz Member of the Management Board	James L. Taylor Member of the Management Board

Management report to the consolidated interim financial statements

Business development

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries.

In the first six months of 2007/2008 Carl Zeiss Meditec generated **consolidated revenue of** € 299.4 million, corresponding to an increase of 6.1 % year-on-year (previous year: € 282.1 million). If compared on a similar basis to the previous year, i. e. adjusted for all acquisitions and assuming a constant exchange rate, like-for-like **revenue growth** amounted to 3.2 %. This results in a like-for-like **growth** in revenue of 9.5 % for the 2nd quarter of 2007/2008.

In the reporting period consolidated revenue was impacted by exchange rate developments. Special mention should be given the increasing strength of the Euro compared to the US dollar and the Japanese yen. The overall restrained growth in revenue in the US market was more or less offset by two-digit consolidated revenue growth rates in the Europe, Middle East and Africa regions as well as the Asia/Pacific region. Our revenues have shown a slight improvement in the US market, although the situation remains strained. In particular, new products in the first few months of 2007/2008 provoked a lively interest among our customers.

The operating result in the first half of 2007/2008 is for the main part attributable to the good performance in the second quarter. However, investments for the launch of new products and the continued sluggish development of the US market had a continuously negative impact on the results for the first six months of 2007/2008. **EBITDA** amounted to € 39.8 million in the first six months of 2007/2008 (previous year: € 39.0 million). This represents an increase of 2.1 %. The **EBITDA margin** was 13.3 % following 13.8 % the previous year. Compared to the previous year, **EBIT** improved slightly by 1.8 % from € 33.0 million to € 33.6 million. The **EBIT margin** thus decreased slightly to 11.2 % (previous year: 11.7 %). **Consolidated net income after minority interest** rose 24.2 % year-on-year from € 19.7 million to € 24.5 million. Despite the increase in the average number of shares outstanding from 73.0 million to 81.3 million, **earnings per share after minority interest** increased in the first six months of 2007/2008 to € 0.30 (previous year: € 0.27).

2. Structure of the financial statements

There have been some changes in the Group's reporting entity and the structure of the financial statements in the first six months of financial year 2007/2008.

With effect from 1 October 2007 the Group acquired 100 % of the shares in Acri.Tec AG, which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and supplementary products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery. (For further details please refer to "Changes in the reporting entity" in the accompanying notes to the consolidated interim financial statements in this report).

For reasons of simplicity, the date of first-time consolidation of Carl Zeiss Surgical (consisting of Carl Zeiss Surgical GmbH, Oberkochen, Germany, Carl Zeiss Medical Software GmbH, Munich, Germany and Carl Zeiss Surgical Inc., Dublin, USA,[1] collectively referred to as "Carl Zeiss Surgical") was set at 1 November 2006. Accordingly, this transaction is recognised in the year-ago period from 1 November.

The internal management structure has been adjusted to the broader structure of Carl Zeiss Meditec in the market. To this end, three strategic business units or "SBUs" were created. Sales of

[1] Merged with Carl Zeiss Meditec Inc. since 1 July 2007

laser and diagnostic systems are allocated to the "Ophthalmic Systems" strategic business unit. The "Surgical Ophthalmoloy" SBU bundles activities in the area of ophthalmic implants (intraocular lenses or IOL) and consumables. Carl Zeiss Surgical's products are included in the "Neuro/ENT Surgery" strategic business unit. Surgical visualisation solutions for ophthalmology and activities in the area of intraoperative radiation therapy are also allocated to this SBU. Furthermore, the revenue previously disclosed in the "Service" division has now been allocated to the appropriate strategic business units. All adjustments have also been made for the corresponding period of the previous year.

3. Development of revenue

a) Consolidated revenue by strategic business unit

The "Ophthalmic Systems" strategic business unit accounted for almost half (45.3 %) of Carl Zeiss Meditec's consolidated revenue in the first six months of financial year 2007/2008 (previous year: 51.6 %). The share of the "Surgical Ophthalmology" SBU in consolidated revenue reached 12.7 % (previous year: 9.1 %). The "Neuro-/ENT Surgery" SBU generated a share of 42.0 % (previous year: 39.3 %) of consolidated revenue.

Figure 1: Share of strategic business units in consolidated revenue in the first six months of financial year 2007/2008


Ophthalmic Systems 45.3 %
Neuro-/ENT 42.0 %
Surgical Ophthalmology 12.7 %

Figure 2: Consolidated revenue by strategic business unit (in € '000)

	■ 6 Months 2007/2008	6 Months 2006/2007	
Surgical Ophthalmology	38,049	25,747	+47.8 %
Ophthalmic Systems	135,668	145,591	-6.8 %
Neuro-/ENT	125,702	110,737	+13.5 %
Consolidated revenue	**299,419**	282,075	

Consolidated revenue in the "Ophthalmic Systems" SBU declined by 6.8 % compared to the previous year (€ 145.6 million) to € 135.7 million. One of the main reasons for this was the effects of exchange rates, particularly the growing strength of the Euro against the US dollar and the Japanese yen. The new Cirrus™ HD-OCT diagnostic system, launched at the beginning of the first half-year 2007/2008, received an excellent response. However, the actual number of deliveries fell somewhat short of forecasts and resulted in only a modest development of sales. Development was also significantly influenced by the difficult general economic conditions in the United States. Key sales drivers in this SBU were the diagnostic systems Cirrus™ HD-OCT, IOLMaster®, Stratus OCT™, Humphrey® Field Analyzer, and the VISUCAM family of fundus cameras.

In the "Surgical Ophthalmology" strategic business unit Carl Zeiss Meditec generated consolidated revenue of € 38.0 million (previous year: € 25.7 million). In addition to the encouraging performance of the new products XL Stabi ZO® and XL Invent ZO®, the revenue increase of 47.8 % is attributable, among other things, to the first-time consolidation of Acri.Tec AG, in which Carl Zeiss Meditec acquired 100 % of the shares with effect from 1 October 2007.

In the first six months of financial year 2007/2008 the Group generated revenue of € 125.7 million (previous year: € 110.7 million) in its "Neuro-/ENT Surgery" SBU. In addition to the innovative products of the Neuro/ENT Surgery SBU this encouraging development of revenue is attributable to the first-time consolidation of Carl Zeiss Surgical in financial year 2006/2007, which is included for an additional month in the present interim financial statements compared to the year-ago period. The key sales drivers in this area were the OPMI® Pentero® surgical microscope used in neuro and spinal surgery, the OPMI® VISU surgical microscope used in ophthalmic surgery and the new product OPMI Lumera®.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)

	6 Months 2007/2008	6 Months 2006/2007	
Surgical Ophthalmology	**38,049**	25,747	+47.8 %
Ophthalmic Systems	**143,864**	145,591	-1.2 %
Neuro-/ENT	**131,485**	110,737	+18.7 %
Consolidated revenue	**313,398**	282,075	

b) Consolidated revenue by region

In the first six months of financial year 2007/2008 the Europe, Middle-East and Africa region (EMEA) was for the first time the strongest contributor to sales. Compared to the previous year (€ 83.4 million), consolidated revenue in the EMEA rose by 21.3 % to € 101.2 milion. In addition to the first-time consolidation of Acri.Tec AG, Carl Zeiss Meditec achieved significant revenue in this region with the diagnostic systems Cirrus™ HD-OCT, Stratus OCT™, IOLMaster® and the Excimer Laser MEL 80™, as well as the OPMI® Pentero®, OPMI® Visu and OPMI Lumera® surgical microscopes. The proportion of consolidated revenue generated by this region showed a year-on-year increase from 29.6 % to 33.7 %.

In the first six months of financial year 2007/2008 consolidated revenue in the "Americas" region, focussing on the United States, decreased by 18.4 % to € 100.5 million compared to the previous year (€ 123.0 million), to a large extent attributable to the exchange rate trends between the US dollar and the euro. In addition, the cur-

rently adverse economic conditions in the United States led to a high level of uncertainty among our customers, mainly in the private practice sector, resulting in a reluctance to invest. Primary sales drivers in this region were the diagnostic systems Cirrus™ HD-OCT, Stratus OCT™, IOLMaster®, the Humphrey® Field Analyzer and the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes. This region's share in consolidated revenue declined year-on-year to 33.6% (previous year: 43.6%).

Compared to the previous year, consolidated revenue in the Asia/Pacific region increased by 26.0% to € 71.8 million (previous year: € 57.0 million). Key sales drivers for Carl Zeiss Meditec in this region were the OPMI® Visu and OPMI® Pentero® surgical microscopes and the Humphrey® Field Analyzer, Cirrus™ HD-OCT and IOLMaster® diagnostic systems. This region's share in consolidated revenue in the first six months amounted to 24.0%, compared to 20.2% the previous year.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 26.0 million (previous year: € 18.7 million) in the first six months of financial year 2007/2008. This increase of 39.2% is primarily attributable to the first-time inclusion of Acri.Tec AG in Carl Zeiss Meditec's reporting entity. The share of consolidated revenue generated by Germany as a regional market increased to 8.7% (previous year: 6.6%).

The following chart gives a breakdown of consolidatec revenue by region:

Figure 4: Consolidated revenue by region (figures in € '000)

	■ 6 Months 2007/2008	6 Months 2006/2007	
Asia/Pacific	71,816	56,983	+26.0%
Americas	100,456	123,035	-18.4%
EMEA	101,153	83,389	+21.3%
Germany	25,994	18,668	+39.2%
Consolidated revenue	299,419	282,075	

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (Figures in € '000)

	■ 6 Months 2007/2008	6 Months 2006/2007	
Asia/Pacific	**74,137**	56,983	+30.1 %
Americas	**112,114**	123,035	-8.9 %
EMEA	**101,153**	83,389	+21.3%
Germany	**25,994**	18,668	+39.2%
Consolidated revenue	**313,398**	282,075	

4. Net asset position

a) Statement of net asset position

There were no significant changes in the structure of the consolidated balance sheet dated 31 March 2008 compared to the balance sheet date 30 September 2007.

The chart below provides an overview of the development of key items in the consolidated balance sheet between 30 September 2007 and 31 March 2008. The development of selected balance sheet items on the assets and liabilities side will be discussed in more detail later.

Figure 6: Structure of the consolidated balance sheet (figures in € '000)

Assets	**31 March 2008**	30 September 2007
Goodwill	**110,796**	103,733
Noncurrent assets*	**99,279**	84,900
Cash and cash equivalents	**185,423**	217,921
Current assets**	**280,509**	289,756
Consolidated total assets	**676,007**	696,310

Liabilities	**31 March 2008**	30 September 2007
Equity	**462,197**	481,250
Noncurrent liabilities	**68,700**	62,567
Current liabilities	**145,110**	152,493
Consolidated total assets	**676,007**	696,310

* excluding goodwill
** excluding cash and cash equivalents

Assets

Goodwill
As of 31 March 2008 goodwill amounted to € 110.8 million (30 September 2007: € 103.7 million). The increase by 6.8 % is mainly attributable to the acquisition of 100 % of the shares in Acri.Tec AG on 1 October 2007. (For further information on this transaction see also the accompanying notes to the consolidated financial statements in this interim report).

Inventories
Inventories increased by 9.5 % to € 110.7 million as of 31 March 2008, compared with € 101.2 million as of 30 September 2007. A main reason for this growth was the first-time consolidation of Acri.Tec AG. In addition the pending deliveries of the new product resulted in an increase in the inventories of subsidiaries.

Trade receivables
In spite of the higher share in sales of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd. in the second quarter of the financial year – due to seasonal factors – and the corresponding temporary increase in trade receivables shortly before the balance sheet date, trade receivables decreased by 3.6 % to € 94.7 million compared to € 98.2 million on 30 September 2007. The development of this balance sheet item is also illustrated by the development of the key figure Days of sales outstanding (DSO): this decreased from 71.9 days on 30 September 2007 to 68.1 days, corresponding to an improvement of 5.3 %.

Securities
Carl Zeiss Meditec AG has tendered Wavelight Laser Technologies AG shares to Alcon Inc., Hünenberg, Switzerland, in the course of a public takeover bid. This has resulted in a reduction in the balance sheet item "Securities" to € 0.02 million (30 September 2007: € 5.1 million).

Treasury receivables
Compared to € 59.2 million on 30 September 2007 this balance sheet item fell by 29.4 % to € 41.8 million after Carl Zeiss Meditec repaid the first half of a loan totalling US$ 26.0 million (€ 19.6 million on the basis of the exchange rate on the date of acquisition). This loan had been used to finance the acquisition of US company Laser Diagnostic Technologies ("LDT") at the end of 2004.

Cash and cash equivalents
Cash and cash equivalents decreased by 14.9 % from € 217.9 million as of 30 September 2007 to € 185.4 million as of 31 March 2008. The reason was the dividend payment to Carl Zeiss Meditec shareholders for the financial year 2006/2007 (€ 35.0 million) and the acquisition of Acri.Tec AG with effect from 1 October 2007 (cf. notes to the consolidated financial statements).

Liabilities and equity

Equity
There was a slight decrease in equity to € 462.2 million as of 31 March 2008 (30 September 2007: € 481.3 million). The decrease was attributable to

the above-mentioned dividend payment to Carl Zeiss Meditec shareholders.

Provisions for pensions and similar commitments
The decline in this balance sheet item to € 10.5 million as of 31 March 2008 (€ 11.3 million as of 30 September 2007) resulted from the partial transfer of pension obligations to a trust in a so-called contractual trust arrangement (CTA).

Noncurrent financial liabilities
As of 31 March 2008 this item totalled € 18.7 million (30 September 2007: € 13.1 million). This increase is primarily due to the first-time inclusion of Acri.Tec AG in Carl Zeiss Meditec's reporting entity.

Current provisions
This balance sheet item decreased by 11.7 % from € 34.5 million to € 30.5 million as of 31 March 2008. The main reason for this decline was the settlement of tax liabilities by Carl Zeiss Surgical GmbH.

Current portion of noncurrent financial liabilities
As of 31 March 2008 this balance sheet item totalled € 0.8 million (30 September 2007: € 10.1 million). The reason for this decline was the repayment of the first half of the loan with which the acquisition of LDT had been financed in 2004.

Trade payables
Trade payables increased by 4.9 % compared with 30 September 2007 from € 25.1 million to € 26.4 million as of 31 March 2008.

Other current liabilities
As of 31 March 2008 this item totalled € 18.8 million (30 September 2007: € 21.4 million). The decline in this balance sheet item was attributable, among other things, to lower down payments on orders.

b) Key ratios relating to net asset position
The following table shows the development of important key ratios on the net asset position.

Table 1: Key ratios on net asset position

Key ratio	Definition		31 March 2008	30 September 2007	Change
Equity ratio	Equity / Balance sheet total		68.4 %	69.1 %	-0.7 %-pts
Net debt[2]	Liabilities ./. Cash and cash equivalents ./. Treasury receivables		€ (13,381) Tsd.	€ (62,028) Tsd.	-78.4 %
Rate of inventory turnover	Cost of goods sold (annualised) / Ø Inventories		2.8	3.5	-20.0 %
Days of sales outstanding (DSO)	Trade receivables incl. accounts receivable from related parties / Consolidated revenue (annualised)	x 360 days	68.1 days	71.9 days	-5.3 %

[2] Negative sign means credit

5. Financial position

The consolidated cash flow statement forms the basis for the presentation of the financial position, and is used to adjust all items for the effects of the expansion of the reporting entity. Therefore, the only changes accounted for are those made to individual items in the income statement and balance sheet after the respective date of first-time consolidation.In contrast, the consolidated balance sheet presents the figures as they stood on 31 March 2008. As a result, the statements in the analysis of the financial position may differ from the presentation of net asset position based on the consolidated balance sheet.

a) Statement of financial position

Figure 7: Summary of key figures in the consolidated cash flow statement (Figures in € '000)

	■ 6 Months 2007/2008	6 Months 2006/2007
Cash flow from operating activities	**16,688**	25,635
Change flow from investing activities	**-17,637**	-8,293
Cash flow from financing activities	**-27,913**	162,247
Change in cash and cash equivalents	**-32,498**	178,043

Cash flow from operating activities

Cash flow from operating activities in the first six months of financial year 2007/2008 stood at € 16.7 million (previous year: € 25.6 million). The increase in inventories due to the launch of the new products VisuMax™, Cirrus HD-OCT™ and OPMI® Lumera had the effect of reducing cash flow. Furthermore, operative cash flow was decreased by taxes paid (cash tax). In contrast, increased consolidated net income and interest payments received on cash and cash equivalents had the effect of boosting the cash balance.

Cash flow from investing activities

In the reporting period cash flow from investing activities amounted to € -17.6 million (previous year: € -8.3 million), attributable to the acquisition of Acri.Tec AG with effect from 1 October 2007. The payment – the purchase price less cash and cash equivalents received – totalled € 21.4 million. Moreover, Carl Zeiss Meditec received the payment from the repayment of a loan which Acri.Tec AG had granted to a former shareholder. Other cash and cash equivalents amounting to € 4.9 million accrued to Carl Zeiss Meditec from the sale of the shares in Wavelight Laser Technologies AG. These shares had been offered for sale as part of a voluntary takeover offer.

Cash flow from financing activities

Cash flow from financing activities in the reporting period stood at € -27.9 million (previous year: € 162.2 million). The reason for this is the dividend payment to Carl Zeiss Meditec AG shareholders pursuant to the resolution of the General Meeting on 7 March 2008. In addition, the scheduled repayment of the half of the loan used to finance the takeover of the US company Laser Diagnostic Technologies resulted in a negative cash flow from financing activities. When comparing with the previous year, it should be noted that cash flow from financing activities was influenced by the proceeds from the capital increase in October 2006.

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (Figures in € '000)

Key ratio	Definition	31 March 2008	30 September 2007	Change
Cash and cash equivalents	Cash-in-hand and bank balances	185,423	217,921	-14.9%
Net cash	Cash-in-hand and bank balances + Treasury receivables ./. Treasury payables ./. Interest-bearing liabilities	177,413	223,745	-20.7%
Net Working Capital	Current assets ./. Cash and cash equivalents ./. Treasury receivables ./. Current liabilities excl. treasury payables	105,518	87,542	+20.5%
Working Capital	Current assets ./. Current liabilities	320,822	355,184	-9.7%

Table 3: Key ratios relating to financial position

Key ratio	Definition	6 Months 2007/2008	6 Months 2006/2007	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.21	€ 0.35	-40.0%
Capex ratio	Cash flow from investments in property, plant and equipment / Consolidated revenue	1.2%	1.3%	-0.1%-pts

6. Earnings

a) Statement of earnings position

Table 4: Summary of key ratios in the consolidated income statement (Figures in € '000)

	6 Months 2007/2008	6 Months 2006/2007	Change
Revenue	299,419	282,075	+6.1 %
Gross margin	*49.9 %*	*51.4 %*	*-1.5-%-pts*
EBITDA	39,789	38,985	+2.1 %
EBITDA margin	*13.3 %*	*13.8 %*	*-0.5 %-pts*
EBIT	33,578	32,993	+1.8 %
EBIT margin	*11.2 %*	*11.7 %*	*- 0.5 %-pts*
Earnings before income taxes	38,386	34,857	+10.1 %
Tax rate	*31.4 %*	*40.1 %*	*-8.7 %-pts*
Consolidated net income after minority interest	24,483	19,710	+ 24.2 %
Earnings per share after minority interest	€ 0.30	€ 0.27	+11.1 %

Revenue
In the first six months of financial year 2007/2008, Carl Zeiss Meditec's consolidated revenue increased by 6.1 % from € 282.1 million to € 299.4 million.

Gross profit
Gross profits improved compared with the first six months of the previous year to € 149.3 million (previous year: € 144.9 million). This represents an increase of 3.0 %. Volume effects of newly launched products, which fell somewhat below expectations, changes in the euro exchange rate and the one-off effect of € 1.0 million in connection with the purchase price allocation to the Acri.Tec acquisition resulted in a slight decline in the gross margin from 51.4 % in the previous year to 49.9 %.

Functional costs
Compared with the first six months of the previous year functional costs increased from € 111.6 million to € 117.3 million in absolute terms. This corresponds to growth of 5.1 %, which is mainly attributable to the changes in the reporting entity (AcriTec, Carl Zeiss Surgical, included for six months, compared with five months in the previous year period).

- Selling and marketing expenses: Selling and marketing expenses increased from € 64.3 million in the previous year to € 69.8 million in the first six months of the current financial year. Selling and marketing expenses as a proportion of consolidated revenue increased by 0.5 % points to 23.3 % (previous year 22.8 %).
- General and administrative expenses: Compared to the previous year, expenses in this area decreased by € 1.6 million to € 16.0 million (previous year: € 17.7 million). This corresponds to 5.4 % of consolidated revenue (previous year: 6.3 %). In a year-on-year comparison it should be noted that the figure for the corresponding period in the previous year included one-off expenses incurred by the legal dispute with Notal Vision.

- **Research and development expenses:** Research and development expenses in the reporting period accounted for 10.5 % of consolidated revenue, unchanged from the previous year. Absolute expenses increased slightly year-on-year to € 31.5 million (previous year: € 29.7 million).

Development of earnings
Operating profits in the first half of 2007/2008 are for the main part attributable to the good performance in the second quarter. However, planned investments for the launch of new products and the continued sluggish development of the US market had a negative impact on the results for the first six months of 2007/2008. In addition, increased write-offs resulted from the acquisition of Acri.Tec and the related purchase price allocation. In the reporting period **EBITDA** amounted to € 39.8 million (previous year: € 39.0 million). This represented an increase of 2.1 %. The **EBITDA margin** stood at 13.3 % compared with 13.8 % the previous year. Compared to the previous year, **EBIT** improved slightly from € 33.0 million by 1.8 % to € 33.6 million. The EBIT margin increased to 11.2 % (previous year: 11.7 %). In the second quarter 2007/2008 the **EBIT margin** stood at 12.1 % (first quarter 2007/2008: 10.2 %). In the first six months of financial year 2007/2008 **interest income/expenses (net)** amounted to € 2.4 million (previous year: € 1.2 million). **Other financial results** (€ 2.4 million) mainly consisted of the proceeds from the sale of the 5 % interest in Wavelight Laser Technologies AG as part of a takeover offer. The tax rate in the first half of 2007/2008 amounted to 31.4 % and was thus below the previous year's level. This decline is attributable in particular to the development of tax charges at French subsidiary Carl Zeiss Meditec S.A.S and to falling tax charges in Germany due to the corporate tax reform. **Minority interest** increased year-on-year from € 1.2 million to € 1.8 million. The increase compared with the first quarter of 2007/2008 is mainly due to the good performance of Japanese subsidiary Carl Zeiss Meditec Co. Ltd. **Consolidated net income after minority interest** increased to a greater extent than consolidated revenue. At € 24.5 million, this figure was up by 24.2 % year-on-year in the first six months of 2007/2008 (previous year: € 19.7 million). Despite the higher average number of outstanding shares, earnings per share after minorities in the first six months of 2007/2008 increased to € 0.30 (previous year: € 0.27).

b) Key ratios relating to earnings position

Figure 8: Development of key ratios relating to earnings position


■ 6 Months 2007/2008
6 Months 2006/2007
Return on sales*
8.2 %
7.0 %
Return on equity**
10.6 %
8.6 %
Return on assets***
7.2 %
5.8 %
Return on capital employed****
19.8 %
23.9 %
* Consolidated net income after minority interest/consolidated revenue
** Consolidated net income after minority interest/equity
*** RoA, consolidated net income after minority interest/total assets
**** ROCE, EBIT/average capital employed

7. Research and development

Carl Zeiss Meditec invested a total of € 31.5 million (previous year: € 29.7 million) in research and development in the first six months of financial year 2007/2008.

As of 31 March 2008 there were 331 research and development employees Group-wide (previous year: 308). This corresponds to 15.7 % (previous year: 16.0 %) of the total number of employees of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec focuses mainly on:

- Examining new technological concepts in terms of clinical relevance and effectiveness
- The continuous development of the existing product portfolio
- The development of new products and product platforms based on available basic technologies and
- Networking systems and devices.

Table 5: Main research and development activities in the first six months of 2007/2008

Focal point	Activities
Continuous development of the existing product portfolio	• Development projects to expand the technical and application-related functionality of the IOLMaster®; e. g. improving user-friendliness with special software • Projects to expand the successful VISUCAM™ platform with extended application spectrum • Further development of microsurgical visualisation systems – Further development of surgical microscope hardware – Further integration of surgical microscopes into the hospital workflow • Further development of femtosecond laser technology • Further development of software tools to optimise service processes
Development of new products and combination of diagnosis and treatment	• Development of a new laser system to treat various retinal diseases • Development of new IOL designs with the aim of improving visual comfort and treating accommodation loss with aging • Extension of networking with instrumental diagnostics, therapeutic devices and therapeutic planning for front-to-end disease management • Intensification of development synergies for implantation systems aimed at minimally invasive cataract surgery and pre-loaded injection systems. • Development of a software platform for networking video, imaging and treatment data in operating theatres
Basic research	• Ongoing investigation and evaluation of new technologies for application in ophthalmology • Activities to develop new applications for molecular imaging • Cooperation with external research partners, e.g. universities and institutes

8. Events of particular significance

With effect from 9 November 2007 all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight Laser Technologies AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15.00 per no-par value share of Alcon Inc., Hünenberg, Switzerland.

9. Events after the balance sheet date

No notifiable events occurred after the balance sheet date 31 March 2008.

10. Orders on hand

As of 31 March 2008 the Carl Zeiss Meditec Group's orders on hand were valued at € 53.8 million (previous year: € 57.4 million).

Figure 9: Orders on hand by subsidiary as of 31 March 2008


Carl Zeiss Meditec AG, Jena, Germany 13.1%
Carl Zeiss Meditec Vertriebsgesellschaft GmbH, Jena, Germany 11.0%
Carl Zeiss Meditec Iberia S.A., Madrid, Spain 5.0%
Carl Zeiss Surgical GmbH, Oberkochen, Germany 17.6%
Carl Zeiss Meditec, France S.A.S., Le Pecq, France 8.8%
Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan 6.7%
Carl Zeiss Meditec Inc., Dublin, USA 37.8%

11. Employees

As of 31 March 2008 the Carl Zeiss Meditec Group employed a worldwide workforce of 2,115 (previous year: 1,922). The year-on-year increase in the number of employees is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec to include Acri.Tec AG.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 31 March 2008


Production 32.0%
Management Board, commercial sector and administration 7.6%
Research and development 15.7%
Service 17.7%
Sales and marketing 27.0%

12. Outlook

In the reporting period we demonstrated the advantages of our worldwide presence and balanced product portfolio in a partly adverse environment; this serves to secure the economic success of our company. In particular, the second quarter results have confirmed the confidence of our customers in our innovations. In the future we will endeavour to remain a long-term, oriented and reliable partner to our customers. We will continue to utilise the situation to defend and expand our market share.

Our plan is to grow in the medium to long term based on three focal points:

- With the networking of existing and new technologies we wish to create new solutions for diagnosis and treatment, thus expanding our existing range of products.
- We will use our good market position in existing markets to advance into selected, adjacent market segments and treatment areas that offer promising growth opportunities.
- We will also optimise our value-added chain and reinforce our presence in emerging markets.

We will continue to pursue our investment policy in future, for it is geared to consolidating and further expanding our leading position in the markets in which we operate, in addition to consistently exploiting the given opportunities – in particular in future markets.

Despite the fact that the exchange rate trend, in particular between the euro and the US dollar, has continued to deteriorate at the expense of the euro, we are adhering to our forecast for the current financial year as submitted in the first quarter of 2007/2008. Accordingly, on the basis of current business and macro-economic outline data we are anticipating consolidated revenue of € 600–620 million and an EBIT margin of 11–12%.

Overall we are striving for further medium-term improvement in the profitability we have achieved over the past few years.

Directors' Holdings and Directors' Dealings

1. Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (31 March 2008)
Management Board		
Ulrich Krauss	Shares	1,650
Bernd Hirsch	Shares	6,500
Dr. Ludwin Monz	Shares	1,000
James L. Taylor	Shares	-
Supervisory Board		
Dr. Michael Kaschke	Shares	9,000
Dr. Wolfgang Reim	Shares	10,000
Dr. Dieter Kurz	Shares	-
Dr. Markus Guthoff	Shares	1,900
Wilhelm Burmeister	Shares	1,267
Franz-Jörg Stündel	Shares	787
Company		
Carl Zeiss Meditec AG	Shares	-

2. Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first six months of 2007/2008

In the first six months of financial year 2007/2008 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG)*.

On 9 January 2008 Supervisory Board Member Dr. Wolfgang Reim purchased 10,000 shares with an overall value of € 107,200. On 8 February 2008 Supervisory Board Member Bernd Hirsch purchased 1,500 shares. The total value of this transaction was € 14,805. On 12 February 2008 Supervisory Board Member Ulrich Krauss purchased 400 shares with a total value of € 3,736. On 14 February 2008 Supervisory Board Member Dr. Ludwin Monz purchased 1,000 shares. The total value of this transaction was € 9,650. On 28 February 2008 Chairman of the Supervisory Board Dr. Michael Kaschke purchased 2,500 shares with a total value of € 24,251.71.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's Web site at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)*.

Shareholder structure

Figure 11: Shareholder structure of Carl Zeiss Meditec AG
(as of 31 March 2008)


Carl Zeiss AG 65.0 %
Management Board and Supervisory Board of Carl Zeiss Meditec AG < 0.1 %
Carl Zeiss Meditec AG 0.0 %
Free float, thereof: about 70 % institutional investors[3] about 30 % private investors 35.0 %
Share capital (€ 81,309,610, consisting of 81,309,610 no-par value shares) 100.0 %

[3] Source: Lion Shares and own research

On 9 October 2007, Threadneedle Asset Management Limited, London, UK, announced in its own name and in the name of its holding companies Threadneedle Asset Management Holdings Limited, London, UK, and Ameriprise Financial Inc., Minneapolis, USA, that their proportion of voting rights in Carl Zeiss Meditec had on 5 October 2007 fallen below the 3 % threshold and that their share on that date stood at 2.93 % (equivalent to 2,383,174 voting rights).

Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts, USA, advised us on 17 December 2007 that, on 13 December 2007, their share of voting rights in Carl Zeiss Meditec AG had fallen below the threshold of 3 %. The percentage of voting rights amounted to 2.84 % (corresponding to 2,307,537 voting rights) on this date.

Consolidated income statement (IFRS) for the period from 1 October 2007 to 31 March 2008

(in € '000)	2nd quarter 2007/2008 01 January 2008 – 31 March 2008	2nd quarter 2006/2007 01 January 2007 – 31 March 2007	Financial year 2007/2008 01 October 2007 – 31 March 2008	Financial year 2006/2007 01 October 2006 – 31 March 2007
Revenue	**157,659**	**146,267**	**299,419**	**282,075**
Cost of goods sold	(79,418)	(70,052)	(150,147)	(137,196)
Gross profit	**78,241**	**76,215**	**149,272**	**144,879**
Selling and marketing expenses	(35,771)	(33,878)	(69,811)	(64,268)
General and administrative expenses	(7,881)	(10,838)	(16,038)	(17,664)
Research and development expenses	(16,525)	(15,116)	(31,474)	(29,673)
Other income	465	160	899	336
Other expense	(384)	(83)	(664)	(119)
Foreign currency gains/(losses), net	965	(343)	1,394	(498)
Earnings before interest, income taxes, depreciation and amortisation	*22,674*	*19,093*	*39,789*	*38,985*
Depreciation and amortisation	*(3,564)*	*(2,976)*	*(6,211)*	*(5,992)*
Earnings before interests and income taxes	**19,110**	**16,117**	**33,578**	**32,993**
Interest income	2,516	2,312	5,137	4,220
Interest expense	(1,409)	(1,773)	(2,706)	(2,971)
Other financial result	488	615	2,377	615
Earnings before income taxes	**20,705**	**17,271**	**38,386**	**34,857**
Income tax expense	(6,284)	(6,628)	(12,069)	(13,982)
Net income	**14,421**	**10,643**	**26,317**	**20,875**
Attributable to:				
Shareholders of the parent company	12,894	9,561	24,483	19,710
Minority interest	1,527	1,082	1,834	1,165
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted	**0.16**	**0.12**	**0.30**	**0.27**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated balance sheet (IFRS) as of 31 March 2008

(in € '000)	31 March 2008	30 September 2007
ASSETS		
Goodwill	110,796	103,733
Intangible assets	31,719	21,942
Property, plant and equipment	34,427	31,523
Investments	368	362
Deferred tax assets	28,859	28,688
Noncurrent trade receivables	3,016	1,587
Other noncurrent assets	890	798
Total noncurrent assets	**210,075**	**188,633**
Inventories	110,736	101,165
Trade receivables	91,661	96,638
Accounts receivable from related parties	18,548	15,505
Treasury receivables	41,768	59,167
Tax refund claims	5,932	3,105
Other current assets	11,849	9,108
Securities	15	5,068
Cash and cash equivalents	185,423	217,921
Total current assets	**465,932**	**507,677**
Total assets	**676,007**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

(in € '000)	31 March 2008	30 September 2007
LIABILITIES AND EQUITY		
Share capital	81,310	81,310
Capital reserve	313,863	313,863
Retained earnings	85,924	96,404
Gains and losses recognised directly in equity	(30,740)	(19,971)
Equity before minority interest	450,357	471,606
Minority interest	11,840	9,644
Total equity	**462,197**	**481,250**
Provisions for pensions and similar commitments	10,455	11,267
Other noncurrent provisions	3,690	4,023
Noncurrent financial liabilities	18,740	13,132
Noncurrent leasing liabilities	17,395	19,645
Other noncurrent liabilities	3,027	3,238
Deferred tax liabilities	15,393	11,262
Total noncurrent liabilities	**68,700**	**62,567**
Current provisions	30,488	34,531
Current accrued liabilities	38,332	33,772
Current financial liabilities	1,628	617
Current portion of noncurrent financial liabilities	795	10,108
Current portion of noncurrent leasing liabilities	961	1,012
Trade payables	26,361	25,127
Current income tax liabilities	5,284	4,671
Accounts payable to related parties	10,542	11,850
Treasury payables	11,887	9,446
Other current liabilities	18,832	21,359
Total current liabilities	**145,110**	**152,493**
Total liabilities and equity	**676,007**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated cash flow statement (IFRS) for the period from 1 October 2007 to 31 March 2008

(in € '000)	Financial year 2007/2008 01 October 2007 – 31 March 2008	Financial year 2006/2007 01 October 2006 – 31 March 2007
Cash flows from operating activities:		
Net income	**26,317**	**20,875**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	12,069	13,982
Interest income/expenses/other financial result FY 06/07	(2,431)	(1,864)
Depreciation and amortisation	6,211	5,992
Gains/losses on disposal of fixed assets	(289)	283
Interest and dividends received	4,157	4,212
Interest paid	(2,198)	(2,109)
Income tax reimbursement	1,443	336
Income taxes paid	(20,185)	(15,137)
Changes in working capital:		
Trade receivables	729	1,611
Inventories	(9,349)	(10,383)
Other assets	(85)	25
Trade payables	(1,647)	(1,013)
Provisions and financial liabilities	3,428	6,884
Other liabilities	(1,482)	1,941
Total adjustments	(9,629)	4,760
Net cash provided by operating activities	**16,688**	**25,635**
Cash flows from investing activities:		
Change of restricted cash	–	4,685
Investment in property, plant and equipment	(3,475)	(3,578)
Investment in intangible assets	(1,846)	(352)
Investment in plan assets pension fund	(2,350)	(845)
Proceeds from sale of property, plant and equipment	383	–
Repayment of loans	14	–
Investment in interests	(5)	–
Sale of securities	4,933	–
Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares	–	649
Acquisition of Carl Zeiss S.A., Spain	–	(3,756)
Acquisition of consolidated companies, net of cash acquired (2007/2008: Acri.Tec AG: € 21,404 thsd., 2006/2007: CZM SAS: € 5,096 thsd.)	(21,404)	(5,096)
Cash inflow from repayment of a loan made to a former shareholder (Acri.Tec AG)	6,113	–
Net cash used in investing activities	**(17,637)**	**(8,293)**
Cash flows from financing activities:		
Repayments of short-term debt	(1,489)	–
Repayments of noncurrent financial liabilities	(765)	(129)
Repayments from current loans from related parties	–	(1,836)
Repayments from noncurrent loans from related parties	8,823	–
Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan Co. Ltd.	–	5,275
Decrease in treasury receivables	16,290	12,113
Increase/(decrease) in treasury payables	2,310	(9,234)
Change of leasing liabilities	(473)	(507)
Proceeds from capital increase, net	–	167,948
Dividend payments to shareholders of Carl Zeiss Meditec AG	(34,963)	(11.383)
Net cash provided by financing activities	**(27,913)**	**162,247**
Effect of exchange rate fluctuation on cash and cash equivalents	(3,636)	(1,546)
Net increase/(decrease) in cash	**(32,498)**	**178,043**
Cash and cash equivalents, beginning of reporting period	217,921	46,638
Cash and cash equivalents, end of reporting period	**185,423**	**224,681**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

(in € '000)	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Equity before minority interest	Minority interest	Total equity
As of 1 October 2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**223,090**	**10,083**	**233,173**
Net income	–	–	47,757	–	47,757	1,889	49,646
Dividend payments	–	–	(11,383)	–	(11,383)	–	(11,383)
Capital increase against cash consideration	17,286	153,258	–	–	170,544	–	170,544
Fair value measurement of available-for-sale financial assets	–	–	–	1,436	1,436	–	1,436
Foreign currency translation	–	–	–	(9,478)	(9,478)	(713)	(10,191)
Changes in the reporting entity	31,500	18,696	(549)	(7)	49,640	(1,615)	48,025
As of 30 September 2007	**81,310**	**313,863**	**96,404**	**(19,971)**	**471,606**	**9,644**	**481,250**
Net income	–	–	24,483	–	24,483	1,834	26,317
Dividend payments	–	–	(34,963)	–	(34,963)	–	(34,963)
Sale of available-for-sale financial assets	–	–	–	(1,557)	(1,557)	–	(1,557)
Fair value measurement of available-for-sale financial assets	–	–	–	(118)	(118)	–	(118)
Foreign currency translation	–	–	–	(9,094)	(9,094)	362	(8,732)
As of 31 March 2008	**81,310**	**313,863**	**85,924**	**(30,740)**	**450,357**	**11,840**	**462,197**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General information

Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2007 in accordance with the International Financial Reporting Standards (IRFS) of the International Accounting Standards Board (IASB), London, as applicable in the EU as of that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 31 March 2008 correspond to those applied for the consolidated financial statements for financial year 2006/2007 with the exceptions described below. A detailed description of these methods was published in the Notes to the consolidated financials statements as of 30 September 2007.

Recent pronouncements on accounting principles

The IASB has issued the following standards and interpretations for which application is not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of schedule.

IFRS 3 (revised 2008) "Business Combinations"

The IASB published a revised IFRS 3 (revised 2008) on 10 January 2008.

This standard is, among other things, the result of the second phase of the project implemented in cooperation with the Financial Accounting Standards Board (FASB) to reform the accounting of business combinations. Pursuant to IFRS 3 (revised 2008), the acquisition method shall continue to be applied for all business combinations. In particular, the scope and accounting of step acquisitions shall be amended and an accounting policy choice introduced: the holdings of the non-controlling interest (NCI) may be measured at fair value or at the NCI's proportionate share of net assets of the acquiree. Depending on which of these two options a company chooses, any goodwill existing within the scope of the acquisition shall either be recognised in full or only the majority owner's percentage of goodwill shall be recognised.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

IAS 27 (revised 2008) "Consolidated and Separate Financial Statements under IFRS"

The IASB published a revised IAS 27 (revised 2008) on 10 January 2008.

This standard is, among other things, the result of the second phase of the project implemented in cooperation with the Financial Accounting Standards Board (FASB) to reform the accounting of business combinations. The IASB's revised IAS 27 amends the requirements for the accounting of transactions between non-controlling and controlling shareholders of a Group of companies and the accounting in the event of the loss of control over a subsidiary. Transactions where a parent company changes its holding in a subsidiary, without losing control over that subsidiary, are in future to be accounted for as equity transactions with no gain or loss being recognised in income. The standard also regulates how to calculate a gain or loss on deconsolidation and how to measure any residual holding in the former subsidiary.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

IFRS 2 "Share-based payment"

The IASB published amendments to IFRS 2 on 17 January 2008.

The amendments clarify that vesting conditions are restricted to service conditions and performance conditions. The standard further regulates that the provisions for cancellation during the vesting period apply, irrespective or whether the cancellation was effected by the company or the employee.

Carl Zeiss Meditec does not anticipate any impact on the accounting methods in the Group as a result of the mandatory application from financial year 2009/2010.

Changes in the reporting entity

Acri.Tec AG, Hennigsdorf, Germany

With effect from 1 October 2007 the Group acquired 100 % of the shares in Acri.Tec AG, which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and supplementary products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery.

The preliminary fair values of the identified assets and liabilities of Acri.Tec AG at the date of acquisition and the corresponding carrying amounts immediately prior to the date of acquisition were as follows:

Table 1 (in € '000)	Acri.Tec AG	
	Fair value	**Carrying amount**
Intangible assets	11,039	319
Property, plant and equipment	4,279	4,279
Other noncurrent assets	111	214
Current assets	15,393	14,222
Noncurrent liabilities	10,204	7,865
Current liabilities	7,129	7,187
Net assets	**13,489**	**3,982**
Goodwill from the acquisition	8,111	
Total acquisition costs	**21,600**	
Cash and cash equivalents received		196
Outflow of cash due to purchase price payment		(21,600)
Net cash outflow		**(21,404)**

The total acquisition costs associated with the acquisition amounted to € 21,600 thousand and comprise the purchase of all shares for a cash payment of € 21,517 thousand and incidental costs directly attributable to the acquisition amounting to € 83 thousand. The company newly acquired at the beginning of the financial year is carried in the consolidated financial statements with revenue of € 12,768 thousand and net income for the year of € 1,371 thousand.

2. Notes to the consolidated income statement

Segment reporting

The segment reporting for the reporting period is as follows:

Table 2 (in € '000)

Revenue	2nd quarter 2007/2008	2nd quarter 2006/2007	6 Months 2007/2008	6 Months 2006/2007
Germany	103,898	86,070	204,660	157,916
USA	57,787	58,946	113,296	125,632
Japan	23,986	20,464	36,833	30,095
Rest of Europe	28,207	24,045	53,855	48,275
Elimination	(56,219)	(43,258)	(109,225)	(79,843)
Consolidated	**157,659**	**146,267**	**299,419**	**282,075**

Table 3 (in € '000)

Earnings before interest and taxes	2nd quarter 2007/2008	2nd quarter 2006/2007	6 Months 2007/2008	6 Months 2006/2007
Germany	11,514	13,054	24,620	21,197
USA	3,261	(1,576)	5,582	8,081
Japan	5,344	3,592	6,553	3,895
Rest of Europe	1,392	1,145	2,107	2,291
Elimination	(2,401)	(98)	(5,284)	(2,471)
Consolidated	**19,110**	**16,117**	**33,578**	**32,993**

Revenue and operating income/losses are allocated according to the location of the subsidiary that generates the revenues or operating income/loss.

Related party disclosures

Revenue amounting to € 61,004 thousand (previous year: € 56,818 thousand) resulted from relations with related parties in the reporting period 2007/2008. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Events of particular significance

Offer for sale of the equity holding in Wavelight Laser Technologies AG, Erlangen

With effect from 9 November 2007, all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight Laser Technologies AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15 per no-par value share of Alcon Inc., Hünenberg, Switzerland. This transaction with a total volume of € 4,933 thousand resulted in income of € 1,581 thousand, which is carried under "Other financial result".

4. Events after the end of the interim reporting period

There were no events of particular significance after the balance sheet date 31 March 2008.

5. Responsibility Statement

To the best of our knowledge, we declare that according to the principles of proper consolidated interim reporting applied, the consolidated interim financial statements present a true and fair view of the Group's net worth, financial position and results of operations, the consolidated interim management report presents a true and fair view of the Group's business development, including its results and the Group's position, and the significant opportunities and risks for the Group's anticipated growth over the remaining financial year have been described.



Ulrich Krauss
President and CEO



Bernd Hirsch
Member of the
Management Board



Dr. Ludwin Monz
Member of the
Management Board



James L. Taylor
Member of the
Management Board

IMPORTANT TERMS AND ABBREVIATIONS

Financial Glossary

Capex
Abbreviation of "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i. e., cash flow from investments in property, plant and equipment in the reporting period in relation to consolidated revenue for the same period.

Cash flow from operating activities
Also: operative cash flow

Shows the net change in the company's cash and cash equivalents resulting from operating activities and is thus an indicator of the financial strength arising from this.

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital.

DSO
Abbreviation of "Days of sales outstanding"

Number of days that customers take to pay an invoice

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: consolidated net income divided by the weighted average number of outstanding shares in the reporting period

EBIT
Abbreviation of "Earnings before interest and taxes"

EBITDA
Abbreviation of "Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life.

EMEA
Abbreviation of "Europe, Middle East and Africa"

IFRS
Abbreviation of "International Financial Reporting Standards", until 2001: "International Accounting Standards" or "IAS"

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

Pursuant to Art. 62 German Stock Exchange Regulations *(Börsenordnung, BörsO)*, companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements according to IFRS or US GAAP.

Working capital
Calculated from the difference between current assets and current liabilities and thus reflects, in purely financial terms, the extent to which current liabilities are covered by current assets.

Working capital is also an indicator of how much capital generated from operating activities is tied up in the company, i. e., it indicates the portion of current assets not tied up to cover current liabilities and that therefore "work" in the procurement, production and selling process.

Specialised Glossary

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Cirrus™ HD-OCT
High-resolution diagnostic system for the structural examination of cross-sections and three-dimensional reconstructions of the fundus of the eye (e.g. for the early detection of glaucoma or the diagnosis of age-related macular degeneration).

Ear, nose and throat surgery
Abbreviation: "ENT surgery"; Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformations and malfunctions in the entire head and neck area.

Glaucoma
Also: Glaucoma

Ophthalmic disease which leads to increasing restriction of the field of vision, often caused by an increase in ocular pressure;

Second most common cause of blindness in industrialised countries.

Humphrey° Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis.

IOL
Abbreviation of "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster°
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery.

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors).

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformations of the central nervous system (brain, spinal cord, peripheral nerves).

OPMI Lumera°
Surgical microscope for ophthalmology, which uses Stereo Coaxial Illumination (SCI) to enable surgeons to visualise details of the eye that were previously extremely difficult to identify. (The use of this microscope can also lead to even better treatment results).

OPMI° Pentero°
Unique surgical microscope for neuro- and spinal surgery that accurately displays diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated in a surgical microscope for the first time, enable significantly less invasive treatment for the patient.

Stratus OCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early detection of glaucoma and other ophthalmic diseases).

VisuMax°
Innovative femtosecond laser system used to create incision-like perforations in the cornea. This high-precision incision technique is used in refractive surgery and other corneal surgery procedures.

DATES AND CONTACTS

Financial calendar 2007/2008

Date	Financial year 2007/2008
14 August 2008	9 Month Report
14 August 2008	Telephone Conference
10 December 2008	Annual Financial Statements 2007/2008
10 December 2008	Analysts' Conference, Frankfurt am Main

Carl Zeiss Meditec AG

Jens Brajer

Phone: +49 (0) 36 41 22 01 05
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler

Phone: +49 (0) 36 41 22 01 06
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
Publicis KommunikationsAgentur GmbH,
Erlangen, www.publicis.de

Translation service by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 6 Month Report 2007/2008 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 (0) 36 41 22 01 15
Fax: +49 (0) 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir

END